EXHIBIT 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2005	2004

Income from continuing operations before income taxes and minority interest	$1,188	$817
Interest	71	36
Portion of rentals deemed to be interest	15	9
Income available for fixed charges	$1,274	$862

Fixed charges:
Interest	$71	$36
Portion of rentals deemed to be interest	15	9
Total fixed charges	86	45
Preferred stock dividend requirements	3	—
Total fixed charges and preferred stock dividend requirements	$89	$45

Ratio of earnings to fixed charges	14.78	19.16

Ratio of earnings to combined fixed charges and preferred dividend requirements	14.38	19.16

The data included in this exhibit for the three months ended March 31, 2005 reflects information for the Company for that period.  Data for the three months ended March 31, 2004 reflect information for TPC only.

The ratio of earnings to fixed charges is computed by dividing income before federal income taxes and minority interest and fixed charges by the fixed charges.  For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.